UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ALLIED HEALTHCARE INTERNATIONAL INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
01923A109
(CUSIP Number)
Octavian Advisors, LP
650 Madison Avenue, 23rd Floor
New York, New York 10022
Attention: Nancy Jacobson Paley
Telephone Number: (212) 224-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Octavian Special Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,235,099

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,235,099

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,235,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Tiberius OC Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		382,778

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		382,778

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	382,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Octavian Global Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,235,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,235,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,235,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Octavian Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,235,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,235,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,235,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Octavian Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,617,877

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,617,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,617,877

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Octavian Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,617,877

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,617,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,617,877

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Richard Hurowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,617,877

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,617,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,617,877

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, $.01 par value (the “Common Stock”), of Allied Healthcare International Inc., a New York corporation (the “Issuer”), and is being filed on behalf of (i) Octavian Special Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Special Master”); (ii) Tiberius OC Fund, Ltd., a Cayman Islands exempted company (“Tiberius” and together with “Octavian Special Master,” the “Funds”); (iii) Octavian Global Partners, LLC, a Delaware limited liability company and general partner of Octavian Special Master (“Octavian Partners”); (iv) Octavian Management, LLC, a Delaware limited liability company and managing member of Octavian Partners (“Octavian Management”); (v) Octavian Advisors, LP, a Delaware limited partnership and investment manager of each of Octavian Special Master and Tiberius (“Octavian Advisors”); (vi) Octavian Asset Management, LLC, a Delaware limited liability company and general partner of Octavian Advisors (“Octavian Asset Management”); and (vii) Mr. Richard Hurowitz, Chairman and Chief Executive Officer of Octavian Advisors and Managing Member of Octavian Management and Octavian Asset Management (“Mr. Hurowitz”). The persons mentioned in (i) — (vii) above are referred to as the “Reporting Persons.” All shares of Common Stock reported in this Schedule 13D are held by the Funds.

Item 1.	Security and Issuer

Securities acquired:

Common Stock, $.01 par value (the “Common Stock”)

Issuer:

Allied Healthcare International Inc. 245 Park Avenue New York, New York 10167

Item 2.	Identity and Background
(a) This filing is made on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Octavian Special Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Special Master”);
(ii) Tiberius OC Fund, Ltd., a Cayman Islands exempted company (“Tiberius” and together with Octavian Special Master, the “Funds”);
(iii) Octavian Global Partners, LLC, a Delaware limited liability company and general partner of Octavian Special Master (“Octavian Partners”);
(iv) Octavian Management, LLC, a Delaware limited liability company and managing member of Octavian Partners (“Octavian Management”);

(v) Octavian Advisors, LP, a Delaware limited partnership and investment manager of each of Octavian Special Master and Tiberius (“Octavian Advisors”);
(vi) Octavian Asset Management, LLC, a Delaware limited liability company and general partner of Octavian Advisors (“Octavian Asset Management”);
(vii) Mr. Richard Hurowitz, Chairman and Chief Executive Officer of Octavian Advisors and Managing Member of Octavian Management and Octavian Asset Management (“Mr. Hurowitz”).
(b) The address of the principal business offices of each of the Reporting Persons is 650 Madison Avenue, 23rd Floor, New York, NY 10022.
(c) Octavian Special Master serves as a master fund investment vehicle for investments by various Delaware limited partnerships and Cayman Islands exempted companies that are limited partners of Octavian Special Master. Tiberius serves as a separate private investment vehicle. Octavian Partners serves as general partner to Octavian Special Master. Octavian Management serves as managing member of Octavian Partners. Octavian Advisors serves as investment manager to each of Octavian Special Master and Tiberius. Octavian Asset Management serves as general partner of Octavian Advisors. The principal occupation of Mr. Hurowitz, Chairman and Chief Executive Officer of Octavian Advisors and Managing Member of Octavian Management and Octavian Asset Management, is investment management.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Octavian Special Master is a Cayman Islands limited partnership. Tiberius is a Cayman Islands exempted company. Octavian Partners is a Delaware limited liability company. Octavian Management is a Delaware limited liability company. Octavian Advisors is a Delaware limited partnership. Octavian Asset Management is a Delaware limited liability company. Mr. Hurowitz is a United States citizen.

Item 3.	Source and Amount of Funds
As of the date hereof, the Reporting Persons have invested in Common Stock of the Issuer in the aggregate amount of: $5,932,454.56. Currently, all Common Stock of the Issuer as of the date hereof are held by the Funds. The above amount excludes any commissions incurred in making the investments. The source of these funds was the working capital of the Funds.

Item 4.	Purpose of the Transaction
The Reporting Persons acquired the shares of Common Stock for investment purposes and, except as described below, do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons believe, however, that unexploited opportunities to increase the value of the Common Stock may exist. To that end, the Reporting Persons intend to work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value and may take other steps to increase involvement with the Issuer. The Reporting Persons may also contact other shareholders regarding potential strategies to increase shareholder value. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Funds’ general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors.
Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
(a) As of the date hereof, (i) Octavian Special Master beneficially owns 2,235,099 shares of Common Stock of the Issuer, which represents 5.1% of the Issuer’s outstanding Common Stock, (ii) Tiberius beneficially owns 382,778 shares of Common Stock of the Issuer, which represents 0.9% of the Issuer’s outstanding Common Stock; (iii) Octavian Partners and Octavian Management beneficially own 2,235,099 shares of Common Stock of the Issuer held by Octavian Special Master, which represents 5.1% of the Issuer’s outstanding Common Stock; and (iv) Octavian Advisors, Octavian Asset Management and Mr. Hurowitz beneficially own 2,617,877 shares of Common Stock of the Issuer held by the Funds, which represents 6.0% of the Issuer’s outstanding Common Stock. These percentage were calculated by dividing (i) the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of the date hereof, by (ii) 43,571,251 Shares outstanding as of February 8, 2011, based upon the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011.
(b) (i) Octavian Special Master has the sole power to vote and dispose of the 2,235,099 shares of Common Stock of the Issuer it holds directly, (ii) Tiberius has the sole power to vote and dispose of the 382,778 shares of Common Stock of the Issuer it holds directly; (iii) Octavian Partners and Octavian Management have the shared power to vote and dispose of the 2,235,099 shares of Common Stock of the Issuer held by Octavian Special Master; and (iv) Octavian Advisors, Octavian Asset Management and Mr. Hurowitz have the shared power to vote and dispose of the 2,617,877 shares of Common Stock of the Issuer held by the Funds.

The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 2,617,877 shares of Common Stock held by the Funds. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims beneficial ownership.
(c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Appendix 1 attached hereto and made a part hereof. The transactions in the Common Stock were effected in the open market, and the reported price per share excludes commissions.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 21, 2011

OCTAVIAN SPECIAL MASTER FUND, L.P.
By:	Octavian Global Partners, LLC
General Partner

By:	Octavian Management, LLC
Managing Member

By:	/s/ Richard A. Hurowitz
Name:	Richard Hurowitz
Title:	Managing Member

TIBERIUS OC FUND, LTD.
By:	/s/ Richard A. Hurowitz
Name:	Richard A. Hurowitz
Title:	Director

OCTAVIAN GLOBAL PARTNERS, LLC
By:	Octavian Management, LLC
Managing Member
By:	/s/ Richard A. Hurowitz
Name:	Richard Hurowitz
Title:	Managing Member

OCTAVIAN MANAGEMENT LLC
By:	/s/ Richard A. Hurowitz
Name:	Richard Hurowitz
Title:	Managing Member

OCTAVIAN ADVISORS, LP
By:	Octavian Asset Management, LLC,
General Partner

By:	/s/ Richard A. Hurowitz
Name:	Richard Hurowitz
Title:	Managing Member

OCTAVIAN ASSET MANAGEMENT LLC
By:	/s/ Richard A. Hurowitz
Name:	Richard Hurowitz
Title:	Managing Member

/s/ Richard Hurowitz
Richard Hurowitz

APPENDIX 1

		Number of Shares
Transaction Date	Reporting Person	Purchased/(Sold)	Price Per Share
02/09/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	699,682	$2.135
02/09/2011	TIBERIUS OC FUND, LTD.	120,482	$2.135
02/10/2011	TIBERIUS OC FUND, LTD.	22,950	$2.142
02/10/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	133,276	$2.142
02/10/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	153,418	$2.169
02/10/2011	TIBERIUS OC FUND, LTD.	26,418	$2.169
02/11/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	34,290	$2.170
02/11/2011	TIBERIUS OC FUND, LTD.	5,904	$2.170
02/14/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	19,007	$2.190
02/14/2011	TIBERIUS OC FUND, LTD.	3,273	$2.190
02/15/2011	TIBERIUS OC FUND, LTD.	2,047	$2.198
02/15/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	11,887	$2.198
02/16/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	3,555	$2.198
02/16/2011	TIBERIUS OC FUND, LTD.	612	$2.198
02/17/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	1,267	$2.240
02/17/2011	TIBERIUS OC FUND, LTD.	218	$2.240
02/18/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	25,422	$2.270
02/18/2011	TIBERIUS OC FUND, LTD.	4,378	$2.270
02/22/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	189,207	$2.305
02/22/2011	TIBERIUS OC FUND, LTD.	32,581	$2.305
02/23/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	8,859	$2.295
02/23/2011	TIBERIUS OC FUND, LTD.	1,525	$2.295
02/24/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	22,878	$2.299
02/24/2011	TIBERIUS OC FUND, LTD.	3,940	$2.299
02/25/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	36,882	$2.371
02/25/2011	TIBERIUS OC FUND, LTD.	6,351	$2.371
03/02/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	8,872	$2.374
03/02/2011	TIBERIUS OC FUND, LTD.	1,528	$2.374
03/04/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	4,374	$2.400
03/04/2011	TIBERIUS OC FUND, LTD.	753	$2.400
03/07/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	42,016	$2.382
03/07/2011	TIBERIUS OC FUND, LTD.	7,333	$2.382
03/08/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	18,143	$2.394
03/08/2011	TIBERIUS OC FUND, LTD.	3,167	$2.394
03/09/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	9,767	$2.393
03/09/2011	TIBERIUS OC FUND, LTD.	1,705	$2.393
03/10/2011	TIBERIUS OC FUND, LTD.	12,631	$2.325
03/10/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	72,369	$2.325
03/11/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	51,360	$2.359
03/11/2011	TIBERIUS OC FUND, LTD.	8,964	$2.359
03/14/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	26,106	$2.356
03/14/2011	TIBERIUS OC FUND, LTD.	4,557	$2.356
03/15/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	66,409	$2.343
03/15/2011	TIBERIUS OC FUND, LTD.	11,591	$2.343
03/16/2011	TIBERIUS OC FUND, LTD.	15,157	$2.328
03/16/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	86,843	$2.328
03/17/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	5,148	$2.320
03/17/2011	TIBERIUS OC FUND, LTD.	898	$2.320
03/18/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	79,625	$2.400
03/18/2011	TIBERIUS OC FUND, LTD.	13,897	$2.400
03/23/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	4,105	$2.400

		Number of Shares
Transaction Date	Reporting Person	Purchased/(Sold)	Price Per Share
03/23/2011	TIBERIUS OC FUND, LTD.	716	$2.400
04/04/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	4,867	$2.429
04/04/2011	TIBERIUS OC FUND, LTD.	849	$2.429
04/08/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	30,174	$2.446
04/08/2011	TIBERIUS OC FUND, LTD.	5,266	$2.446
04/11/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	159,532	$2.448
04/11/2011	TIBERIUS OC FUND, LTD.	26,122	$2.448
04/12/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	35,231	$2.448
04/12/2011	TIBERIUS OC FUND, LTD.	5,769	$2.448
04/13/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	82,414	$2.441
04/13/2011	TIBERIUS OC FUND, LTD.	13,494	$2.441
04/14/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	28,457	$2.420
04/14/2011	TIBERIUS OC FUND, LTD.	4,660	$2.420
04/15/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	10,404	$2.450
04/15/2011	TIBERIUS OC FUND, LTD.	1,703	$2.450
04/18/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	50,442	$2.425
04/18/2011	TIBERIUS OC FUND, LTD.	8,259	$2.425
04/19/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	18,811	$2.448
04/19/2011	TIBERIUS OC FUND, LTD.	3,080	$2.448